Filed by United Rentals, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject of the offer: RSC Holdings Inc.

(Commission File No.: 001-33485)

Date:	March 27, 2012
From:	Michael Kneeland
To:	Everybody
Subject:	Integration Update / Employee Directory

A lot of ground has been covered since the December announcement of the RSC transaction, and only a few major steps remain between now and “Day One” of the new United Rentals. We successfully completed debt offerings on March 9th to help finance the transaction; we have completed the SEC registration and review process; and the stockholder meetings to vote on the merger have now been scheduled. We expect to close the merger at the end of April, and we have announced that April 30th is our anticipated closing date.

On “Day One” of the new combined organization, our goal is to have all United Rentals and RSC employees together in our PeopleSoft employee directory. It is important that everyone’s contact information is up-to-date so that this resource is as useful as possible. In the coming days, please verify that your information is correct, and update it accordingly. There is a step-by-step guide that outlines the process attached to this note.

In the coming weeks, we will also launch an Integration Microsite. This new website will exist for one purpose only: to communicate with you about the combination of United Rentals and RSC and support you in the integration process. It will host feedback channels, frequent progress reports, and video messages from the leadership team. Stay tuned for more information about the Microsite, including the launch date, coming soon.

In the meantime, you can visit http://intranet.ur.com/index.php/answer, where we have posted Integration FAQs that we will continue to update as we have new information to share. And please keep sending your input to integration@ur.com. We are planning a series of Town Hall meetings and calls for after “Day One,” and many of your comments and questions are making their way into the agenda for those events.

Michael

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, as they relate to United Rentals or RSC Holdings, the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. United Rentals and RSC Holdings undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents United Rentals and RSC Holdings have filed with the U.S. Securities and Exchange Commission as well as the possibility that (1) United Rentals and RSC Holdings may be unable to obtain stockholder approvals required for the proposed transaction; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of United Rentals and RSC Holdings; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission by United Rentals and RSC Holdings. United Rentals and RSC Holdings give no assurance that it will achieve its expectations and does not assume any responsibility for the accuracy and completeness of the forward-looking statements. The foregoing list of factors is not exhaustive.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document is for informational purposes only and is not an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to purchase shares of RSC Holdings common stock will be made pursuant to a registration statement on Form S-4 and joint proxy statement/prospectus forming a part thereof that the SEC declared effective on March 23, 2012. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE VERSION OF REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You can obtain a free copy of the definitive version of the joint proxy statement/prospectus and other filings containing information about United Rentals and RSC Holdings, at the SEC’s Internet site (http://www.sec.gov). You are also able to obtain these documents, free of charge, in the Investor Relations portion of the United Rentals website at http://www.ur.com/investor under the heading “Investors” and then under “SEC Filings.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Investor Relations at 203-618-7318.